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                              February 2, 2023

       Xuezhu Wang
       Chief Executive Officer
       Happiness Development Group Limited
       No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City
       Fujian Province, People   s Republic of China

                                                        Re: Happiness
Development Group Limited
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended March 31, 2022
                                                            Filed August 15,
2022
                                                            File No. 001-39098

       Dear Xuezhu Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Introduction, page ii

   1.                                                   We note that your
definition of    China    or    PRC    specifically excludes Hong Kong and
                                                        Macau. Please revise
the definition of    China    or the    PRC    to include Hong Kong and
                                                        Macau and clarify that
the only time that "PRC" or "China" does not include Hong Kong or Macau is when you
reference specific laws and regulations adopted by the PRC.
                                                        Additionally, clarify
that the    legal and operational    risks associated with operating in
                                                        China also apply to
operations in Hong Kong and Macau, if applicable. Lastly, discuss any commensurate laws
and regulations in Hong Kong and Macau, where applicable
                                                        throughout your filing,
and the risks and consequences to you associated with those laws and regulations.
   2.                                                   We note you state
references to Happiness Development Group Limited
                                                        include consolidated
variable interest entities here but we did not note any such entities disclosed in this
filing. Please revise or otherwise advise.
 Xuezhu Wang
FirstName LastNameXuezhu  Wang
Happiness Development Group Limited
Comapany2,NameHappiness
February   2023          Development Group Limited
February
Page 2 2, 2023 Page 2
FirstName LastName
Part I
Item 4. Information on the Company
B. Business Overview, page 27

3. Please revise to move the diagram of your corporate structure to the beginning of your
         Business Overview section.
4. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
5. Similar to your existing disclosure starting on page 11, please prominently disclose here whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021 and whether and how the Holding Foreign Companies Accountable
         Act and related regulations will affect your company. Disclose here and in your Risk
         Factor section that the HFCAA timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023,"
         signed into law on December 29, 2022.
6. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign
 Xuezhu Wang
Happiness Development Group Limited
February 2, 2023
Page 3
      investors. Similar to your Risk Factor section starting on page 13, state whether you or your subsidiaries are covered by permissions requirements from the China Securities
      Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
      other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Revise where you discuss the CAC to discuss the final new measures that became effective on
      February 15, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-
4224 with any other questions.



                                                          Sincerely,
FirstName LastNameXuezhu Wang
                                                          Division of
Corporation Finance
Comapany NameHappiness Development Group Limited
                                                          Office of Life
Sciences
February 2, 2023 Page 3
cc:       Joan Wu, Esq.
FirstName LastName